August 12, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (212) 354-8113

Howard M. Kleinman, Esq.
White & Case
1155 Avenue of the Americas
New York, New York 10036

Re:	Corpbanca
	Amendment No. 1 to Form F-4, confidentially submitted on August
3, 2004

Dear Mr. Kleinman:

We have reviewed Corpbanca`s registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

Legal Opinions - page 13

1. We note the reference to a legal opinion by White & Case, but there is no indication in the Exhibit Index that such an exhibit is expected to be filed. Please revise or advise.

Form 20-F

Item 3. Key Information - page 6

Presentation of Financial and Other Information - page 6

2. Please refer to our prior comment 12. Revise to clearly explain the typical terms of each of your major types of loans including when payments are due (i.e. monthly or semi-monthly) and the number of days in between in each payment. Your disclosure should give an overview of the lending process so the reader can better understand how typical terms relate to asset quality, such as when exactly the first day the accrual of interest on loans that such loans are overdue are
suspended.   Your current reference only tells the reader when the
loan matures.

Item 4. Information on the Company

Analysis of Our Loan Classification - page 57

3. We note your response to our prior comment 21. Please either revise or advise us why the term "evaluated" is included under the last column in each of the tables presented on page 57.

Analysis of Substandard Loans and Amounts Past Due - page 66

4. Refer to our prior comment 23. Please revise to disclose the amount of non-accrual and past due interest that would have been earned on domestic loans. Refer to Item III C.1.of Industry Guide 3.

Fair Value of Securities and Derivatives  - page 80

5. We note your response to our prior comment 29. Please present the sensitivity of the fair value of the Company`s financial instruments to selected changes in interest rates and currency exchange rates. The ranges should reflect the Company`s view of changes that are reasonably possible over a one-year period.

Item 6 - Directors, Senior Management and Employees

Directors and Senior Management - page 100

6. We note your response to prior comment 35. Please consider making similar revisions to the background discussions of Mr. Rishmague
Rishmague and Mr. Aguad Dagach.

Board Practices - page 105

7. Please clarify the nature of the "monthly remuneration" referred to, in light of the statement under "Compensation" that shareholders
"agreed not to pay remuneration to the members of our Board...."






Part III

Part 18. Financial Statements

Note 27 - Differences Between Chilean and U.S. GAAP

General

8. Refer to our prior comment 50. For each of the differences you identified as being insignificant and not requiring a reconciling item for U.S. GAAP, please supplementally quantify the differences.

Allowance for loan losses - page F-69

9. We note your response to our prior comments 22 and 50 regarding your allowance for loan losses. It does not appear that the methodology the Company uses to determine its allowance for loan losses under Chilean GAAP using the specific guidelines set by the Superintendency of Banks is consistent with the provisions of U.S.GAAP. For example, we would expect the difference in the treatment of recoveries of loans previously charged-off to affect your allowance. Please supplementally provide further detail and quantification explaining how you determined the methodology is the same. For example, you may provide us with a comparison between the specific guidelines issued by the Superintendency of Banks and the provisions of FAS 114.


Charge-offs and recoveries of loans previously charged-off - page F-71

10. We note your response to our prior comment 57. Please revise this section to clearly explain how you determined that charge-off policies under U.S. and Chilean GAAP are not significantly different. You disclose that your policy is to charge-off loans when collection efforts have been exhausted, but supplementally explained to us that the Registrant generally charges-off loans or portions once those
loans or portions become uncollectible.   Please revise to eliminate
this inconsistency.

Segment information - page F-82

11. We note your response to our prior comment 61 where you state that the provision for loan losses was not included because it would put Corpbanca at a strategic disadvantage with its competitors. Please supplementally provide the information requested and explain to us why this would put you at a disadvantage as it appears one of your largest competitors discloses this information in their filings. We may issue additional comments relating to this issue.




*      *      *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Heather Schimkaitis, Staff Accountant, at (202) 824-5342 or Donald Walker, Senior Assistant Chief Accountant, (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 942-2932 or me at (202) 942-2889 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst


Corpbanca
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